UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2017 First Quarter Preliminary Operating Results

On April 20, 2017, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2017. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		1Q 2017	4Q 2016	% Change Increase (Decrease) (Q to Q)		1Q 2016	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	9,634,858	6,089,154	58.23		7,007,490	37.49
	Cumulative	9,634,858	25,355,835	—		7,007,490	37.49
Net operating profit (loss)	Specified Quarter	886,840	(337,432)		**	667,907	32.78
	Cumulative	886,840	1,676,948	—		667,907	32.78
Profit before income tax	Specified Quarter	965,258	396,638	143.36		719,807	34.10
	Cumulative	965,258	2,628,655	—		719,807	34.10
Profit for the period	Specified Quarter	887,589	463,146	91.64		554,234	60.15
	Cumulative	887,589	2,190,180	—		554,234	60.15
Profit attributable to shareholders of the parent company	Specified Quarter	870,101	453,931	91.68		545,004	59.65
	Cumulative	870,101	2,143,744	—		545,004	59.65

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.
**	Recorded a profit in the current period compared to a loss in the previous period.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		1Q 2017	4Q 2016	% Change Increase (Decrease) (Q to Q)		1Q 2016	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	6,467,093	3,231,557	100.12		5,404,012	19.67
	Cumulative	6,467,093	17,866,478	—		5,404,012	19.67
Net operating profit (loss)	Specified Quarter	634,665	(289,935)		**	475,592	33.45
	Cumulative	634,665	1,189,331	—		475,592	33.45
Profit (Loss) before income tax	Specified Quarter	672,153	(264,427)		**	501,465	34.04
	Cumulative	672,153	1,256,257	—		501,465	34.04
Profit (Loss) for the period	Specified Quarter	663,461	(200,698)		**	387,249	71.33
	Cumulative	663,461	964,256	—		387,249	71.33
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	663,461	(200,698)		**	387,249	71.33
	Cumulative	663,461	964,256	—		387,249	71.33

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.
**	Recorded a profit in the current period compared to a loss in the previous period.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)*

(Won in millions, %)		1Q 2017	4Q 2016	% Change Increase (Decrease) (Q to Q)		1Q 2016	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,931,681	1,089,107	77.36		1,369,506	41.05
	Cumulative	1,931,681	4,520,155	—		1,369,506	41.05
Net operating profit (Loss)	Specified Quarter	141,275	(73,087)		**	55,964	152.44
	Cumulative	141,275	21,583	—		55,964	152.44
Profit (Loss) before income tax	Specified Quarter	146,861	(67,377)		**	61,036	140.61
	Cumulative	146,861	29,745	—		61,036	140.61
Profit (Loss) for the period	Specified Quarter	108,819	(72,563)		**	49,344	120.53
	Cumulative	108,819	(430)	—		49,344	120.53
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	108,819	(72,563)		**	49,344	120.53
	Cumulative	108,819	(430)	—		49,344	120.53

*	Based on KB Securities’ consolidated financial statements, and accordingly, the figures differ from KB Securities’ earnings to be released at the KB Financial Group’s 2017 first quarter earnings conference, which is based on the Group’s consolidated financial statements.
**	Recorded a profit in the current period compared to a loss in the previous period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 20, 2017	By: /s/ Jae Keun Lee
(Signature)
	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer